Mail Stop 3561

March 6, 2009

David Berman
Chief Executive Officer
Stadium Entertainment Holding Corp.
888 Seventh Avenue, 35th Floor
New York, NY 10010

> **Re:** **Re: Stadium Entertainment Holding Corp.**
> **Form 1-A**
> **Filed on March 3, 2009**
> **File No. 24-10240**

Dear Mr. Berman:

We have completed a preliminary reading of your offering statement on Form 1-A. We note that your filing fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of Form 1-A, as described below.

In order to comply with Part F/S of Form 1-A, each set of financial statements must include footnotes with disclosures required by generally accepted accounting principles.

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As long as it remains in its current form, we will not recommend acceleration of the qualification date of the offering statement. Also note that should the offering statement become qualified in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. Feel free to call Edwin S. Kim at (202) 551-3297 or me at (202) 551-3790 with any questions. We look forward to working with you to address these concerns.

Sincerely,

John Reynolds
Assistant Director

cc: Philip D. Forlenza, Esq.
        Fax: (732) 741-3900